Exhibit 99.1

U Power Limited Announces Private Placement of $25.7 Million

Shanghai, April 27, 2026 -- U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a provider of AI-integrated solutions for next-generation energy grids and intelligent transportation systems, today announced that on April 27, 2026, it entered into subscription agreements (the “Subscription Agreements”) with ten purchasers, including Founder and Chief Executive Officer Johnny Lee, for the sale of 15,670,737 Class A Ordinary Shares (each, a “Share” and collectively, the “Shares”) of the Company at $1.64 per Share, in reliance upon Regulation S under the Securities Act of 1933, as amended (the “Transaction”).

Purchasers of the Shares also include Fortune Light Assets Ltd, a family office of Chatchaval Jiaravanon and a member of The Charoen Pokphand Group Company (CP Group); as well as Guofu Hydrogen Energy (Hong Kong) Development Co., Limited (HKSE: 2582), a leading integrated solutions provider for the full hydrogen energy equipment value chain in China. Specifically, Mr. Lee, Fortune Light Assets Ltd, and Guofu Hydrogen Energy (Hong Kong) Development Co., Limited have subscribed for $3.0 million, $2.0 million, and $3.6 million of the Company’s Class A Ordinary Shares, respectively.

Gross proceeds to the Company from this Transaction will be $25.7 million. The closing of the Transaction contemplated hereby is subject to customary closing conditions and is expected to take place on or about April 27, 2026, and has been approved by the Company’s board of directors. The subscription by Mr. Lee, as a related-party transaction, has been reviewed and approved by the Company’s audit committee. The Company intends to use the proceeds from this Transaction mainly to 1) support its expansion into hydrogen energy solutions for Intelligent Data Centers (IDCs) in Thailand through establishing a strategic joint venture, and 2) fund its core operations and expansion across overseas markets of U Power’s proprietary battery-swapping solutions, including U Power’s battery-swapping heavy truck project in Thailand, electric van project in Southern Europe, as well as the taxi project in Hong Kong SAR.

Additional details regarding the Transaction are set forth in the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 27, 2026.

The Shares issued in the Transaction were offered in an offshore transaction to persons who are not U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Shares may not be offered or sold in the United States or to U.S. persons except pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in each case only in accordance with applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About U Power Limited

U Power is a provider of comprehensive AI-integrated energy solutions that connect electric vehicles (EVs) with advanced energy infrastructure, optimizing both mobility and grid performance. Originally a distributor of various battery-swapping station models built on its proprietary modular battery-swapping technology UOTTA™, U Power has evolved into a provider of AI-integrated solutions for energy grids and transportation systems.

Through investments in next-generation technologies, U Power is building intelligent ecosystems that integrate resilient AI-driven solutions able to transform EVs into dynamic energy assets. By incorporating AI algorithms, U Power’s comprehensive solutions for smart energy grids are designed to support autonomous EV driving, optimize energy replenishment efficiency, and seamlessly connect EV assets with advanced AI-powered transportation systems, enabling peak and off-peak energy load balancing.

For more information, please visit the Company’s website: https://www.upower-limited.com/.

Safe Harbor Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact

U Power Limited
Investor Relations Department
ir@upincar.com

The Equity Group
Lena Cati, Senior Vice President
212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate
212-836-9610 / azhang@theequitygroup.com